UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AutoNavi Holdings Limited

(Name of Issuer)

Preferred and Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

 Tel: +852.2215.5100

With a copy to:

Kathryn King Sudol, Esq.

Simpson Thacher & Bartlett

ICBC Tower – 35th Floor

3 Garden Road, Central

Hong Kong

Tel: +852.2514.7622

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- 1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0711U 106		SCHEDULE 13D

1	Name of Reporting Persons Ali ET Investment Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G0711U 106		SCHEDULE 13D

1	Name of Reporting Persons Alibaba Investment Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G0711U 106		SCHEDULE 13D

1	Name of Reporting Persons Alibaba Group Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

Introductory Statement

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) hereby amends the Schedule 13D initially filed by (1) Ali ET Investment Holding Limited, a limited liability company organized under the laws of the Cayman Islands ( “Ali ET”), (2) Alibaba Investment Limited, an exempted company organized under the laws of the British Virgin Islands (“AIL”), and (3) Alibaba Group Holding Limited, a limited liability company organized under the laws of the Cayman Islands (“AGHL,” and collectively with Ali ET, AIL, and other affiliates, the “Alibaba Group”), on May 28, 2013 (the “Original Filing”) relating to the series A convertible preferred shares, par value $0.0001 per share, (the “Preferred Shares”) and the ordinary shares, par value $0.0001 per share, (the “Ordinary Shares”, and together with the Preferred Shares, the “Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”) of AutoNavi Holdings Limited, a company limited by shares organized under the laws of the Cayman Islands (the “Issuer”), as previously amended by Amendment No. 1 (“Amendment No. 1”) to the Original Filing filed on February 10, 2014 and Amendment No. 2 (“Amendment No. 2”) to the Original Filing filed on April 11, 2014 (such amendments, together with the Original Filing, the “Original Schedule 13D”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by the information contained in this Amendment No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On July 16, 2014, at 10:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Issuer was held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On July 17, 2014, Ali ET and the Issuer filed the plan of merger with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) pursuant to which the merger became effective on July 17, 2014. Pursuant to the plan of merger, the one issued and outstanding ordinary share of Ali ET was converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.0001, of the surviving company, with the Issuer surviving the merger as a direct wholly-owned subsidiary of AIL.

At the effective time of the merger, each outstanding Ordinary Share (including Ordinary Shares represented by ADSs), issued and outstanding immediately prior to the effective time of the merger, other than Excluded Shares, was cancelled in exchange for the right to receive $5.25 in cash without interest, and as each ADS represents four Ordinary Shares, each issued and outstanding ADS (other than any ADS that represents Excluded Shares) represents the right to surrender the ADS in exchange for $21.00 in cash per ADS without interest (less a cancellation fee of up to $5.00 per 100 ADSs (or any fraction thereof)) pursuant to the terms of the deposit agreement, dated as of June 30, 2010, by and among the Issuer, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes. The Issuer did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights under Cayman Companies Law. The Excluded Shares and the ADSs representing the Excluded Shares were cancelled for no cash consideration as of the effective time of the merger.

Following the completion of the merger, the Issuer will cease to have ADSs listed on NASDAQ 10 days after the filing of Form 25. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the merger or such other period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Alibaba Group no longer beneficially own any Shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)              As of the date of this statement, the Alibaba Group does not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)                                  Except for the transactions described in Item 4, none of AGHL, AIL nor Ali ET has effected any transactions in the Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2014	ALI ET INVESTMENT HOLDING LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Director

ALIBABA INVESTMENT LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Director

ALIBABA GROUP HOLDING LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Authorized Signatory